INTERIM PROJECT DEVELOPMENT AGREEMENT







                                     BETWEEN

                             AQUILINE RESOURCES INC.

                                       AND

                         MINERA AQUILINE ARGENTINA S.A.

                                       AND

                              IMA EXPLORATION INC.

                                       AND

                             IMA LATIN AMERICA INC.

                                       AND

                       INVERSIONES MINERAS ARGENTINAS INC.

                                       AND

                       INVERSIONES MINERAS ARGENTINAS S.A.



                             DATED: OCTOBER 18, 2006







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                      INTERIM PROJECT DEVELOPMENT AGREEMENT

                                TABLE OF CONTENTS


ARTICLE 1 DEFINITIONS AND INTERPRETATION.......................................2
   1.1            DEFINITIONS..................................................2
   1.2            RULES OF INTERPRETATION......................................8

ARTICLE 2 TRANSFER OF SHARES AND CONTRACTS AND PAYMENT OF COSTS................9
   2.1            TRANSFER OF SHARES AND CONTRACTS.............................9
   2.2            TRANSITIONAL MATTERS........................................10
   2.3            COSTS.......................................................10
   2.4            DUE DILIGENCE...............................................11
   2.5            ADDITIONAL ACKNOWLEDGEMENTS AND AGREEMENTS OF THE PARTIES...11
   2.6            ADDITIONAL ACKNOWLEDGEMENTS AND AGREEMENTS OF IMA...........12
   2.7            ADDITIONAL ACKNOWLEDGMENTS AND AGREEMENTS OF AQUILINE.......12

ARTICLE 3 DECLARATION OF TRUST................................................12
   3.1            DECLARATION OF TRUST........................................12
   3.2            TRUST CONDITIONS............................................13
   3.3            AMENDMENT OF TRUST CONDITIONS...............................19
   3.4            IMA SECURITY................................................19
   3.5            AQUILINE SECURITY...........................................21
   3.6            INDEMNITY...................................................23

ARTICLE 4 STANDSTILL..........................................................25
   4.1            STANDSTILL..................................................25

ARTICLE 5 TERMINATION.........................................................25
   5.1            TERMINATION.................................................25

ARTICLE 6 DISPUTE RESOLUTION..................................................26
   6.1            DISPUTE RESOLUTION..........................................26

ARTICLE 7 MISCELLANEOUS.......................................................26
   7.1            FURTHER ASSURANCES..........................................26
   7.2            TIME OF ESSENCE.............................................26
   7.3            AMENDMENTS AND WAIVERS......................................26
   7.4            ASSIGNMENT..................................................27
   7.5            NOTICES.....................................................27
   7.6            EQUITABLE REMEDIES..........................................28
   7.7            BENEFIT OF THE AGREEMENT....................................28
   7.8            SEVERABILITY................................................28
   7.9            GOVERNING LAW AND ATTORNMENT................................29
   7.10           ENTIRE AGREEMENT............................................29
   7.11           COUNTERPART AND FACSIMILE EXECUTION.........................29

SCHEDULE A CONTRACTS.........................................................A-1


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SCHEDULE B COSTS TRUST AGREEMENT.............................................B-1

SCHEDULE C [NOT USED]........................................................C-1

SCHEDULE D KEY CONTRACTS.....................................................D-1

SCHEDULE E NAVIDAD ASSETS....................................................E-1

SCHEDULE F NAVIDAD CLAIMS....................................................F-1

SCHEDULE G IRREVOCABLE POWER OF ATTORNEY.....................................G-1

SCHEDULE H PROVISIONS RELATING TO THE TRANSFER OF THE NAVIDAD ASSETS
           AND THE NAVIDAD CLAIMS............................................H-1




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                      INTERIM PROJECT DEVELOPMENT AGREEMENT

         THIS AGREEMENT is made as of the 18th day of October, 2006

BETWEEN:

                  AQUILINE RESOURCES INC., a corporation continued under the laws of Ontario with its registered office at 130 King Street West, Suite 3680, PO. Box 99, Toronto, Ontario M5X 1B1;

                  ("AQUILINE")

AND:

                  MINERA AQUILINE ARGENTINA S.A., a corporation incorporated under the laws of Argentina, the issued and outstanding shares of which are held by Aquiline as to 94.53% and by Messrs. William Richard Brown and Martin Walter as to 5.47% collectively;

                  ("MINERA AQUILINE")

AND:

                  IMA EXPLORATION INC., a corporation incorporated under the laws of British Columbia with its registered office at 709-837 West Hastings Street, Vancouver, British Columbia V6C 3N6;

                  ("IMA")

AND:

                  IMA LATIN AMERICA INC., a corporation incorporated under the laws of the British Virgin Islands, the entire issued and outstanding share capital of which is held by IMA Holdings;

                  ("IMA LATIN AMERICA")

AND:

                  INVERSIONES MINERAS ARGENTINAS INC., a corporation incorporated under the laws of Barbados, the entire issued and outstanding share capital of which is held by IMA Latin America;

                  ("IMA BARBADOS")



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                                      -2-

AND:

                  INVERSIONES MINERAS ARGENTINAS S.A., a corporation incorporated under the laws of Argentina, the issued and outstanding shares of which are held by IMA Barbados as to approximately 90% and by IMA Latin America as to approximately 10%;

                  ("IMA ARGENTINA")

WHEREAS:

A. Pursuant to the Trial Decision, the BCSC made the Declaration and the Order.

B.       IMA commenced the Appeal on July 20, 2006.

C. The Parties wish to set out the manner in which, during the Appeal Period, they will deal with (i) their respective rights and obligations in light of the Order and (ii) certain other matters relating to the
         Navidad Claims, upon and subject to the terms and conditions hereinafter set forth.

D. As the ownership of the Navidad Claims is in question under the Appeal, the main purpose of the trust created pursuant to this Agreement is to provide interim arrangements to ensure the continued development of the Project for the benefit of the Ultimate Owner pending determination of the identity of the Ultimate Owner.

NOW, THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration for the premises and covenants contained herein and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the Parties agree as follows:

                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1               DEFINITIONS

The following words, phrases and expressions shall have the following meanings, unless something in the subject matter or context is inconsistent therewith:

         (a) "Affiliate" has the meaning ascribed to such term under the Applicable Securities Laws;

         (b) "Agreement" means this Interim Project Development Agreement, including all Schedules attached hereto, and all amendments made hereto by written agreement between the Parties;

         (c) "Appeal" means the appeal by IMA and IMA Argentina from the Order to the BCCA;


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                                      -3-


         (d) "Appeal Decision" means the judgment of the BCCA in respect of the Appeal;

         (e) "Appeal Period" means the period commencing on the date of execution of this Agreement and ending on the earlier of:

                  (i) the date, if applicable, of the abandonment of the Appeal; and

                  (ii)     the later of:

                           A.       the Further Appeal Application Deadline; and

                           B. to the extent that a Further Appeal Application is filed by the Further Appeal Application Deadline, the date that is the earlier of:

                                    (1)      the  date,  if  applicable,  of the
                                             abandonment of the Further Appeal;

                                    (2)      the  date on which  the SCC  denies
                                             the Further Appeal Application; and

                                    (3)      the date on which the SCC  Decision
                                             is rendered by the SCC;

         (f) "Appeal Termination Date" means the date upon which the Appeal Period ends;

         (g) "Applicable Securities Laws" at any time means the applicable securities laws of the Provinces of British Columbia, Alberta, Ontario and Quebec and the respective rules and regulations thereunder together with all applicable published policy statements, instruments, orders, notices and rulings of the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the Autorite des marches financiers in effect at such time;

         (h)      "Aquiline  Claim"  has the  meaning  ascribed  to such term in
                  Section 3.6(b);

         (i) "Aquiline Disputed Amount" has the meaning ascribed to such term in Section 3.2(d)(ii);

         (j) "Aquiline Indemnified Party" has the meaning ascribed to such term in Section 3.6(a);

         (k) "Aquiline Management Meeting" has the meaning ascribed to such term in Section 3.2(a)(vii)C;

         (l)      "Aquiline  Liability" has the meaning ascribed to such term in
                  Section 3.6(b);

         (m) "Aquiline Misrepresentation" has the meaning ascribed to such term in Section 3.6(b);


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                                      -4-


         (n) "Aquiline Qualifying Costs" means the aggregate of all reasonable amounts actually expended by Aquiline and/or its Subsidiaries on the exploration and development of the Project during the Trust Period which are either (i) agreed by IMA pursuant to Section 3.2(d) or (ii) determined by the Arbitrator to be properly reimbursable to Aquiline pursuant to
                  Article 6;

         (o)      "Arbitration  Centre" has the meaning ascribed to such term in
                  Section 6.1;

         (p)      "Arbitration  Rules" has the meaning  ascribed to such term in
                  Section 6.1;

         (q)      "Arbitrator"  has the meaning ascribed to such term in Section
                  6.1;

         (r)      "BCCA" means the Court of Appeal for British Columbia;

         (s)      "BCSC" means the Supreme Court for British Columbia;

         (t) "Consolidated Release" means a release to be granted by Aquiline and Minera Aquiline in favour of IMA in connection with the Regalo Property Option in a form and upon terms acceptable to IMA, acting reasonably;

         (u)      "Contracts" means the contracts listed in Schedule A;

         (v) "Costs" means eighteen million five hundred thousand dollars ($18,500,000), representing the aggregate of the Minimum Trust Amount and the Minimum Project Expenditure Amount;

         (w) "Costs Trust Agreement" means the Costs Trust Agreement set out in Schedule B;

         (x)      "Costs Trustee" means McCarthy Tetrault LLP;

         (y) "Declaration" means a declaration that IMA Argentina holds the Navidad Claims pursuant to a constructive trust in favour of Minera Aquiline;

         (z) "Due Diligence Period" has the meaning ascribed to such term in Section 2.4;

         (aa)     "Election  Notice"  has the  meaning  ascribed to such term in
                  Section 2.4;

         (bb) "Encumbrance" means mortgages, deeds of trust, security interests, charges, pledges, liens, net profits interests, royalties or overriding royalty interests, other payments out of production, or other burdens of any nature;

         (cc) "Further Appeal" means the appeal resulting from the SCC having granted a Further Appeal Application;

         (dd) "Further Appeal Application" means an application to the SCC by any of the Parties for leave to appeal the Appeal Decision to the SCC;


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                                      -5-


         (ee) "Further Appeal Application Deadline" means the date following the Appeal Decision by which a Further Appeal Application must be made pursuant to section 58 of the SUPREME COURT ACT, R.S.C. 1985, c. S-26, as amended;

         (ff) "IMA Claims" has the meaning ascribed to such term in Section 3.6(a);

         (gg)     "IMA Disputed Amount" has the meaning ascribed to such term in
                  Section 3.2(e)(ii);

         (hh)     "IMA  Holdings"   means  IMA  Holdings  Corp.,  a  corporation
                  incorporated   under  the  laws  of  British  Columbia  and  a
                  wholly-owned subsidiary of IMA;

         (ii) "IMA Indemnified Party" has the meaning ascribed to such term in Section 3.6(b);

         (jj)     "IMA  Liability"  has the  meaning  ascribed  to such  term in
                  Section 3.6(a);

         (kk) "IMA Misrepresentation" has the meaning ascribed to such term in Section 3.6(a);

         (ll)     "Key Contracts" means the contracts listed in Schedule D;

         (mm) "Management Committee Meetings" has the meaning ascribed to such term in Section 3.2(a)(vii)C;

         (nn) "Minimum Project Expenditure Amount" means the amount of eleven million dollars ($11,000,000);

         (oo) "Minimum Trust Amount" means the amount of seven million five hundred thousand dollars ($7,500,000);

         (pp) "Navidad Assets" means the contracts, licences and permits relating to the Navidad Claims, listed in Schedule E;

         (qq)     "Navidad Claims" means the claims listed in Schedule F;

         (rr) "Order" means the order of Madam Justice Koenigsberg of the BCSC made July 14, 2006 in Action No. S041353, as may be varied from time to time;

         (ss) "Non-Key Contracts" means the Contracts other than the Key Contracts;

         (tt) "Parties" means, collectively, the parties to this Agreement, and "Party" means any of them;

         (uu) "POA" means an irrevocable power of attorney in the form set out in Schedule G whereby IMA Argentina appoints IMA as its attorney in respect of the Appeal and, to the extent applicable, any Further Appeal Application and Further Appeal;

         (vv)     "Project"  means  all  exploration,   development  and  mining
                  activities relating to the Project Assets and all activities incidental thereto;


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                                      -6-



         (ww)     "Project Assets" means:

                  (i) unless Aquiline delivers an Election Notice to IMA by the end of the Due Diligence Period in accordance with Section 2.4, the assets and businesses of IMA Argentina and IMA Barbados from time to time, including the Navidad Assets and the Navidad Claims; or

                  (ii) in the event Aquiline delivers an Election Notice to IMA by the end of the Due Diligence Period in accordance with Section 2.4, the Navidad Assets and the Navidad Claims;

         (xx) "Regalo Option Agreement" means the Option Agreement dated August 28, 2003 between IMA and Consolidated Pacific Bay Minerals Ltd. in respect of the Regalo Property;

         (yy) "Regalo Property" means the mineral claims listed in Schedule F and described as relating to Consolidated Pacific Bay Minerals;

         (zz)     "Rule"  has  the  meaning  ascribed  to such  term in  Section
                  3.2(h);

         (aaa)    "SCC" means the Supreme Court of Canada;

         (bbb) "SCC Decision" means the judgment of the SCC, if any, in respect of the Further Appeal, if any;

         (ccc)    "Shares" means, collectively:

                  (i)      the entire issued share capital of IMA Barbados; and

                  (ii) the 1,069 shares of IMA Argentina held by IMA Latin America (representing approximately 8.9% of IMA Argentina's 12,000 issued and outstanding share capital);

         (ddd)    "Subsidiaries" means:

                  (i) with respect to IMA prior to the Transfer Date, IMA Argentina, IMA Barbados, IMA Holdings and IMA Latin America;

                  (ii) with respect to IMA on or after the Transfer Date, IMA Holdings and IMA Latin America;

                  (iii) with respect to Aquiline prior to the Transfer Date, Minera Aquiline; and

                  (iv)     with  respect to  Aquiline  on or after the  Transfer
                           Date,   Minera   Aquiline,   IMA  Argentina  and  IMA
                           Barbados;

         (eee) "Transfer" means to sell, grant, assign, create an Encumbrance, pledge, co-tenancy, co-ownership, partnership or joint venture, or otherwise convey, or dispose of or commit to do any of the foregoing, or to arrange for substitute


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                                      -7-


                  performance by an Affiliate or third party, either directly or indirectly, save for any Encumbrance or transfer in accordance with Sections 3.4 or 3.5;

         (fff) "Transfer Date" means the date on which the transfer of the Shares and the Contracts to Aquiline in accordance with
                  Section 2.1 is completed, being the soonest date that is reasonably practicable following the end of the Due Diligence Period and in any event no later than five (5) business days following the end of the Due Diligence Period;

         (ggg) "Trial" means the trial of Action No. S041353 at the BCSC resulting in the Order and the Trial Decision;

         (hhh) "Trial Decision" means the reasons for judgment of Madam Justice Koenigsberg issued in respect of the Order;

         (iii)    "Trust"  has the  meaning  ascribed  to such  term in  Section
                  3.1(a);

         (jjj)    "Trust Assets" means:

                  (i) in the event that a transfer of the Shares and the Contracts to Aquiline in accordance with Section 2.1 is completed, the Shares and the Contracts, including the control exercised (by virtue of holding the Shares and Contracts), over the Project Assets; or

                  (ii) in the event that Aquiline delivers an Election Notice to IMA by the end of the Due Diligence Period in accordance with Section 2.4 and a transfer of the Navidad Assets and the Navidad Claims in accordance with Section 2.4 is completed, the Project Assets;

         (kkk) "Trust Conditions" means the covenants, acknowledgments and agreement of the Parties set forth in Section 3.2;

         (lll)    "Trust  Liabilities"  has the meaning ascribed to such term in
                  Section 3.2(j);

         (mmm) "Trust Period" means the period commencing on the Transfer Date and ending on the later of the dates referred to in
                  Section 5.1(b);

         (nnn) "Trustee" means Aquiline, acting in its capacity as such in accordance with Article 3; and

         (ooo) "Ultimate Owner" means, subject to Sections 3.2(f) and 3.2(g), the Party (including its successors and permitted assigns) that is determined to be the rightful sole beneficial owner of the Navidad Claims and/or is awarded sole beneficial ownership of the Shares pursuant to the Appeal Decision; provided that to the extent that there is a Further Appeal, the "Ultimate Owner" means the Party (including its successors and permitted assigns) that is determined to be the rightful sole beneficial owner of the Navidad Claims and/or is awarded sole beneficial ownership of the Shares pursuant to the SCC Decision.


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                                      -8-


1.2               RULES OF INTERPRETATION

         (a) The following rules of interpretation shall apply in this Agreement unless something in the subject matter or context is inconsistent therewith:

                  (i) the headings in this Agreement form no part of this Agreement and are deemed to have been inserted for convenience only;

                  (ii) all references in this Agreement shall be read with such changes in number and gender that the context may require;

                  (iii) references to "Articles", "Sections", "Recitals" and "Schedule" refer to Articles, Sections, Recitals and Schedules of this Agreement;

                  (iv) the use of the word "including" or "includes" followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it and the EIUSDEM GENERIS rule shall not be applied in the interpretation of such general wording or such specific example or examples;

                  (v) the rule of construction that, in the event of ambiguity, the contract shall be interpreted against the Party responsible for the drafting or preparation of the Agreement, shall not apply;

                  (vi) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

                  (vii) any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force, from time to time, and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

                  (viii) the words "written" or "in writing" include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telex, telegraph or telecopy; and

                  (ix) a reference to currency means Canadian currency, unless otherwise indicated.

         (b) In this Agreement, unless something in the subject matter or context is inconsistent therewith, a "day" shall refer to a calendar day and in calculating all time periods the first
                  (1st) day of a period is not included and the last day is included and references to a "business day" shall refer to days other than Saturday and Sunday on which banks are ordinarily open for business in Vancouver, British Columbia, but if a period ends on a day on which the banks are not open for business in Vancouver, British Columbia, the period will

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                                      -9-



                  be deemed to expire at 4:00 p.m.  (Vancouver time) on the next
                  calendar   day  on  which  banks  are  open  for  business  in
                  Vancouver, British Columbia.

                                   ARTICLE 2
              TRANSFER OF SHARES AND CONTRACTS AND PAYMENT OF COSTS

2.1               TRANSFER OF SHARES AND CONTRACTS

Subject to Aquiline not having delivered an Election Notice to IMA by the end of the Due Diligence Period in accordance with Section 2.4, the payment by Aquiline to the Costs Trustee of the Minimum Trust Amount pursuant to Section 2.3(b), the execution and delivery to IMA of the Consolidated Release and the other terms and conditions of this Agreement, on the Transfer Date, IMA Latin America will transfer the Shares, and IMA will transfer, or cause its relevant Subsidiaries to transfer, the Contracts, to Aquiline on an "as is, where is" basis (such that neither IMA nor any of its Subsidiaries makes any representations or warranties in respect of the Trust Assets or the Project Assets) and, in connection therewith, IMA will deliver, or cause its relevant Subsidiaries to deliver, to
Aquiline:

         (a) a certificate or certificates in respect of the Shares registered in the name of Aquiline together with an instrument or instruments of transfer in relation thereto;

         (b) the written resignation of all IMA current directors and officers of IMA Barbados and IMA Argentina;

         (c) a certified copy of a resolution of the board of directors of IMA Barbados:

                  (i) approving the transfer of the Shares and those of the Contracts to which it is a party to Aquiline; and

                  (ii) appointing the nominees of Aquiline as directors of IMA Barbados;

         (d) the record or minute books (or their equivalents) of IMA Barbados and IMA Argentina;

         (e) original copies of other books, documents, financial records and other records of IMA Barbados and IMA Argentina in the possession of IMA or any of its Subsidiaries, other than any privileged material;

         (f) copies of geological mapping studies, geological modelling studies, assay results, core samples, proposed drilling programs, geological reports, scoping studies, metallurgical studies, reports and studies prepared by third parties with respect to the Project, reports and studies prepared by IMA with respect to the Project and any other documents relating to the Project; and

         (g)      copies of the Contracts.


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                                      -10-



2.2               TRANSITIONAL MATTERS

Notwithstanding anything else to the contrary in this Agreement, Aquiline hereby acknowledges and agrees that:

         (a)      IMA will retain ownership of:

                  (i) all intellectual property in the name "Inversiones Mineras Argentinas Inc."; and

                  (ii) all intellectual property in the name "Inversiones Mineras Argentinas S.A.";

         (b) forthwith following the Transfer Date, Aquiline will procure that the names of IMA Argentina and IMA Barbados be changed to names that do not include the phrase "Inversiones Mineras Argentinas" or any word or phrase that is reasonably likely to cause IMA Argentina and IMA Barbados to be confused with IMA; and

         (c) To the extent that any audit is required of IMA Barbados and IMA Argentina in respect of any financial periods prior to the Transfer Date or any financial periods within which the Transfer Date falls, IMA and Aquiline shall cooperate in respect of such audit, which shall be conducted by IMA's auditors and at the cost of IMA.

2.3               COSTS

         Each of the Parties acknowledges and agrees as follows:

         (a) the Costs constitute all reasonable amounts expended by IMA and its Subsidiaries for the acquisition and development of the Navidad Claims prior to the Transfer Date for which IMA and its Subsidiaries are entitled to recover payment pursuant to the Order; for greater certainty, such Costs shall constitute the aggregate of the Minimum Trust Amount and the Minimum Project Expenditure;

         (b) on the Transfer Date, Aquiline will pay the Minimum Trust Amount to the Costs Trustee to be dealt with in accordance with the Costs Trust Agreement; and

         (c) Aquiline shall expend the Minimum Project Expenditures Amount on the Project during the Trust Period, provided that if Aquiline determines, in its sole discretion but acting reasonably, that the development of the Project does not warrant further work, it shall have the right to elect to deliver the amount of any unspent Minimum Project Expenditures Amount to the Costs Trustee to be dealt with in accordance with the Costs Trust Agreement.

2.4               DUE DILIGENCE

Each of the Parties acknowledges and agrees that, for a period of 21 days from and including the date of execution of this Agreement (the "DUE DILIGENCE PERIOD"), Aquiline will be entitled to perform due diligence investigations in respect of IMA Barbados, IMA Argentina, the Project, the Project Assets and the

Contracts. At any time during the Due Diligence Period, Aquiline may deliver written notice (the "ELECTION NOTICE") to IMA that it elects to receive from IMA a transfer of the Navidad Assets and the Navidad Claims instead of a transfer of the Shares and the Contracts in accordance with Section 2.1. If Aquiline delivers such Election Notice to IMA within such Due Diligence Period, this Agreement will be deemed to be automatically amended in accordance with the provisions contained in Schedule H. Should Aquiline not deliver such Election Notice to IMA by the end of the Due Diligence Period, it will be deemed to have elected to receive a transfer of the Shares and the Contracts in accordance with
Section  2.1  and  the  provisions   contained  in  Schedule  H  shall  have  no
application.

2.5               ADDITIONAL ACKNOWLEDGEMENTS AND AGREEMENTS OF THE PARTIES

Each of the Parties acknowledges and agrees that:

         (a) this Agreement and the transactions contemplated hereby are intended by the Parties to constitute due compliance by IMA, IMA Argentina and Minera Aquiline with the Order;

         (b) to the extent any Party, acting reasonably, considers it to be appropriate or necessary to seek a variation of the Order or the Declaration as a result of the entering into of this Agreement, the Parties will cooperate in seeking such variation of the Order or the Declaration necessary to give effect to this Agreement;

         (c) the Parties will, as part of the Appeal and, to the extent applicable, any Further Appeal Application and Further Appeal, seek an order from the BCCA and, to the extent applicable, the SCC, determining the identity of the Ultimate Owner;

         (d) in respect of all legal costs as ordered in the Appeal Decision and, if applicable, the SCC Decision to be payable in respect of the Trial and the Appeal (including all reasonable costs incurred with respect to the drafting and signature of this Agreement) and, to the extent applicable, any Further Appeal Application and Further Appeal (the quantum of such legal costs to be determined by agreement or taxation), the Party that is ultimately determined to be the Ultimate Owner may set-off all such legal costs to which it is entitled against, in the case of Aquiline, its obligation to pay the Minimum Project Expenditure Amount to IMA or, in the case of IMA, its obligation to pay Aquiline Qualifying Costs to Aquiline;

         (e) it will, for the term of this Agreement and thereafter, maintain the confidentiality, and will not, without the prior written consent of the other Party, unless required by law, disclose the contents of any confidential documents or information received by it from the other Party in accordance with this Agreement or during the Trust Period;

         (f)      it will enter into the Costs Trust Agreement; and

         (g) the POA is being granted on the basis that it is coupled with IMA's interest in the Trust Assets in accordance with the Trust Conditions.

2.6               ADDITIONAL ACKNOWLEDGEMENTS AND AGREEMENTS OF IMA

         (a) IMA will use reasonable commercial efforts to assist Aquiline with the orderly transition of control of the Project Assets to Aquiline on the terms and conditions of this Agreement. Without limiting the generality of the foregoing, such assistance shall include endeavouring to obtain any consents as may reasonably be required from the authors of any technical reports prepared in accordance with National Instrument 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS to allow for such technical reports to be reissued in the name of Aquiline, and/or its Subsidiaries.

         (b) During the Trust Period, Aquiline shall have the right to issue press releases in respect of the Project, the Navidad Claims, the Navidad Assets or the Contracts as Aquiline, in its sole discretion, may determine necessary or advisable.

2.7               ADDITIONAL ACKNOWLEDGMENTS AND AGREEMENTS OF AQUILINE

         (a)      Aquiline  will   reimburse  IMA  for  its   reasonable   costs
                  associated  with  any  assistance  given  by IMA  pursuant  to
                  Section 2.6(a).

         (b)      Aquiline hereby acknowledges and agrees that:

                  (i) IMA Argentina will sign the POA on or prior to the Transfer Date and that such POA shall remain effective notwithstanding the transfer of the Shares and the Contracts to Aquiline in accordance with
                           Section 2.1;

                  (ii) it will execute and deliver to IMA the Consolidated Release prior to the Transfer Date;

                  (iii) any costs or expenses incurred in connection with the termination or Transfer of any Non-Key Contract on or after the Transfer Date shall be for the account of Aquiline; and

                  (iv) IMA shall be entitled to retain copies of any documents delivered to Aquiline pursuant to Section 2.1.

                                   ARTICLE 3
                              DECLARATION OF TRUST

3.1               DECLARATION OF TRUST

         (a) The Trustee hereby declares and agrees, whether itself or through any of its Subsidiaries, to act as trustee of the Trust Assets and to hold and administer the Trust Assets in trust for the use and benefit of the Ultimate Owner, its successors and permitted assigns, subject to the terms and conditions of this Agreement, such trust to constitute the trust (the "TRUST") hereunder. The appointment of the Trustee hereunder shall be conditional upon the completion of the transfer of the Shares and the Contracts to the Trustee in accordance with Section 2.1 and effective upon the Transfer Date.

         (b) Subject to the Trust Conditions, the Parties intend that during the Trust Period the Trustee shall have all authority, power and discretion required to participate, whether directly or through its Subsidiaries, in the Project as the Trustee, in the exercise of its discretion, determines from time to time to be appropriate in all applicable circumstances. Subject to the Trust Conditions, each of the Parties accordingly declares that in addition to all powers conferred by law, the Trustee shall have, in carrying out the administration of this Trust, the power, whether itself or through any of its Subsidiaries, to exercise and perform all acts of ownership with respect to the Trust Assets and the Project Assets from time to time and with the same effect as if the Trustee was the absolute owner of the Trust Assets and the Project Assets, without the consent or intervention of the Parties or any judicial authority.

3.2               TRUST CONDITIONS

         (a) The Trustee hereby acknowledges and agrees that during the Trust Period:

                  (i) it, or its Subsidiaries, will hold the legal title to the Trust Assets and the Project Assets as Trustee for the sole benefit of the Ultimate Owner as beneficial owner, and the equitable and beneficial interest in the Trust Assets and the Project Assets will be vested solely and exclusively in the Ultimate Owner;

                  (ii) any benefit, interest, profit or advantage arising out of or accruing from the Trust Assets and the Project Assets is and will continue to be a benefit, interest, profit or advantage of the Ultimate Owner and if received by the Trustee will be received and held by the Trustee for the sole use, benefit and advantage of the Ultimate Owner, and the Trustee will account to the Ultimate Owner for any money or other consideration paid to or to the order of the Trustee in connection with the Trust Assets and the Project Assets;

                  (iii) it will deal with Trust Assets and the Project Assets and do all acts and things in respect of the Trust Assets and the Project Assets at its sole expense, subject to Section 3.2(d);

                  (iv) IMA will fund and have sole control over any proceeding related to the IMA Claims and of the Appeal, any Further Appeal Application and Further Appeal on behalf of both itself and, pursuant to the POA, IMA Argentina, as if the transfer of the Shares and the Contracts to the Trustee in accordance with
                           Section 2.1 had not occurred;

                  (v) it will not, and will procure that its Subsidiaries will not, take any steps, without the express prior written consent of IMA, to:

                           A. discontinue, terminate or settle the Appeal or, to the extent applicable, any Further Appeal Application and Further Appeal, on behalf of IMA Argentina;

                           B. instruct counsel on behalf of IMA Argentina, waive privilege or seek to obtain any documents subject to privilege in the possession of or subject to the control of IMA Argentina or its counsel or former counsel;

                           C. fetter the discretion of IMA to control the Appeal and, to the extent applicable, any Further Appeal Application and Further Appeal, on behalf of both IMA and IMA Argentina pursuant to Section 3.2(a)(iv) and the POA;

                           D. act, either directly or indirectly, through IMA Argentina in respect of the Appeal or, to the extent applicable, any Further Appeal Application and Further Appeal; or

                           E. add any of IMA Barbados, IMA Latin America or IMA Holdings as a party to the Appeal or, to the extent applicable, any Further Appeal Application or Further Appeal;

                  (vi) it will not, and will procure that its Subsidiaries will not, without the prior express written consent of IMA:

                           A.       Transfer  any of  the  Trust  Assets  or the
                                    Project   Assets   other  than  the  Non-Key
                                    Contracts;

                           B. receive any remuneration in respect of the Trust Assets or the Project Assets for acting as Trustee under this Agreement; or

                           C.       terminate any of the Key Contracts;

                  (vii) it will, and will procure that its Subsidiaries will manage the Project as a reasonable commercial operator would do in accordance with general industry practice, which shall include obligations to:

                           A. use reasonably commercial endeavours to maintain good relations with applicable surface owners and applicable communities in relation to the Project Assets;

                           B. maintain in good standing the Project Assets by the doing and filing of assessment work or the making of payments in lieu thereof, and the performance of all other actions which may be necessary in that regard and in order to keep such Project Assets free and clear of all Encumbrances arising from its or any of its Subsidiaries' activities thereon except those at the time contested in good faith by it;

                           C. hold meetings of the management committee of IMA Argentina ("MANAGEMENT COMMITTEE MEETINGS") to consider proposed work programs, budgets, drilling and other costs regarding the advancement of the Project; provided that a representative of IMA shall be entitled to receive not less than ten
                                    (10)  business  days  written  notice of any
                                    Management Committee Meeting, together with copies of any work programs and/or budgets to be discussed at such Management Committee Meeting, and shall have the right to attend such Management Committee Meetings in the capacity of an observer, either in person or by telephone; provided further that if the management of Aquiline holds a meeting (an "AQUILINE MANAGEMENT MEETING") to consider proposed work programs, budgets, drilling and other costs regarding the advancement of the Project, a representative of IMA shall be entitled to receive not less than ten
                                    (10)  business  days written  notice of such
                                    Aquiline Management Meeting, together with copies of any work programs and/or budgets to be discussed at such Aquiline Management Meeting, and shall have the right to attend such Aquiline Management Meeting in the capacity of an observer, either in person or by telephone. Following any such Management Committee Meeting or Aquiline Management Meeting IMA shall be promptly provided with written minutes of such meetings reflecting all decisions taken at such meeting;

                           D. keep the Project Assets free and clear of all Encumbrances arising from its operation hereunder (except for Encumbrances for taxes not then due, other inchoate Encumbrances and Encumbrances contested in good faith by
                                    it),   and  proceed   with  all   reasonable
                                    diligence  to  contest  or   discharge   any
                                    Encumbrance that is filed;

                           E. pay, when due and payable, all wages or salaries for services rendered in connection with the Project Assets and all accounts for materials supplied on or in respect of any work or operation performed on such Project Assets; and

                           F. do or cause to be done all work on the Project Assets in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority.

         (b) Provided that IMA has received written notice of and minutes from a particular Management Committee Meeting or a particular Aquiline Management Meeting, as the case may be, in accordance with Section 3.2(a)(vii)C and in the event that IMA's representative at such Management Committee Meeting or at such Aquiline Management Meeting, as the case may be, does not provide written notice disputing expenditures proposed to be incurred by Aquiline and/or its Subsidiaries in respect of the Project within five (5) business days following receipt of the minutes of such Management Committee Meeting or such Aquiline

                  Management Committee Meeting, as the case may be, IMA will be deemed to have agreed that such expenditures constitute
                  Aquiline Qualifying Costs. Non-attendance by IMA's representative at a Management Committee Meeting or at a Aquiline Management Meeting, as the case may be, shall not prevent IMA's representative from disputing expenditures proposed to be incurred by Aquiline and/or its Subsidiaries in respect of the Project.

         (c) In the event that IMA, acting reasonably, provides written notice disputing proposed expenditures within the permitted time period, the matter shall be referred to an independent geological consultant (the "TECHNICAL CONSULTANT") selected by agreement between the Parties or, failing agreement within five Business Days from the dispute notice, selected by the President for the time being of CIM. The Technical Consultant will be authorized to review and approve or disapprove any disputed proposed expenditures and its decision shall be final and binding upon the Parties. The costs of retaining the Technical Consultant shall be borne equally by Aquiline and IMA.

         (d) In the event that Aquiline (including its successors and permitted assigns) is determined not to be the Ultimate Owner and the Appeal Termination Date is reached:

                  (i) the Parties will cause the Costs Trustee to deliver to Aquiline, as soon as reasonably practicable following the Appeal Termination Date and in any event no later than five (5) business days following the Appeal Termination Date, the Minimum Trust Amount (plus any interest accrued thereon) and any unspent Minimum Project Expenditures Amount delivered to the Costs Trustee in accordance with Section 2.3(c) (plus any interest accrued thereon);

                  (ii) subject to Section 2.5(d), IMA will pay to Aquiline (by way of a certified cheque or bank draft payable to Aquiline), as soon as reasonably practicable following the Appeal Termination Date and in any event no later than twenty (20) business days following the Appeal Termination Date, the amount of the Aquiline Qualifying Costs; provided that if Aquiline, acting reasonably, disputes the correctness of the amount so paid, IMA shall deliver to the Costs Trustee an amount (the "AQUILINE DISPUTED AMOUNT") equal to the difference between the amount so paid and the amount of Aquiline Qualifying Costs that Aquiline notifies IMA in writing to be the correct Aquiline Qualifying Costs payable and the Parties shall cause the Costs Trustee to deliver such Aquiline Disputed Amount to Aquiline and/or IMA, as the case may be, as agreed in writing by the Parties following resolution of such dispute between them or as soon as reasonably practicable following the conclusion of any arbitration to settle such dispute; and

                  (iii) the Trustee will, as soon as reasonably practicable following payment to Aquiline in accordance with Sections 3.2(d)(i) and (ii) and/or to the Costs Trustee in accordance with 3.2(d)(ii) (as the case may be), re-transfer the Trust Assets (save for any Non-Key Contracts that may have been assigned, disposed of or terminated), together with all loan claims against IMA Barbados or IMA Argentina to IMA or its nominees MUTATIS MUTANDIS on the same basis as is set out in Section 2.1, whereupon the Trust shall be terminated and IMA or its nominees shall then hold sole legal and beneficial title to the Trust Assets.

         (e) In the event that Aquiline (including its successors and permitted assigns) is determined to be the Ultimate Owner and the Appeal Termination Date is reached:

                  (i) the Parties will cause the Costs Trustee to deliver, as soon as reasonably practicable following the Appeal Termination Date and in any event no later than five (5) business days following the Appeal Termination Date, to IMA the Minimum Trust Amount (plus any interest accrued thereon);

                  (ii) subject to Section 2.5(d), Aquiline will pay to IMA (by way of a certified cheque or bank draft payable to the IMA), as soon as reasonably practicable following the Appeal Termination Date and in any event no later than twenty (20) business days following the Appeal Termination Date, the Minimum Project Expenditure Amount; and

                  (iii) on the date upon which the last of the payments contemplated by Sections 3.2(e)(i) and 3.2(e)(ii) is made, the Trust shall terminate and Aquiline shall then hold sole legal and beneficial title to the Trust Assets.

         (f) In the event that the Appeal Decision does not determine the sole beneficial ownership of the Navidad Assets and the Navidad Claims and does not award sole beneficial ownership of the Shares to any Party (including its successors and permitted assigns) such that the Ultimate Owner cannot be determined based on the Appeal Decision, and the Appeal Termination Date is reached, then in such case the Trust shall terminate and the Trustee will re-transfer the Trust Assets (save for any Non-Key Contracts that may have been assigned, disposed of or terminated) to IMA or its nominees MUTATIS
                  MUTANDIS on the same basis as is set out in Section 3.2(d), save to the extent otherwise provided in accordance with such Appeal Decision. For greater certainty, the Trustee shall comply strictly with the terms of any such Appeal Decision and, if applicable, the SCC Decision.

         (g) In the event that the Appeal Decision does not determine that sole beneficial ownership of the Navidad Assets and the Navidad Claims be, and/or does not award sole beneficial ownership of the Shares to be, vested in Aquiline (including its successors and permitted assigns) and there is a Further Appeal but the SCC Decision does not determine the sole beneficial ownership of the Navidad Claims and does not award sole beneficial ownership of the Shares to any Party (including its successors and permitted assigns) such that the Ultimate Owner cannot be determined based on the SCC Decision, then in such case the Trust shall terminate and the Trustee will re-transfer the Trust Assets (save for any Non-Key Contracts that may have been assigned, disposed of or terminated) to IMA or its nominees MUTATIS MUTANDIS on the same basis as is set out in Section 3.2(d), save to the extent otherwise provided in accordance with such Appeal Decision. For greater certainty, the Trustee shall comply strictly with the terms of any such Appeal Decision and, if applicable, the SCC Decision.

         (h) The Parties do not intend that there shall be any violation of the rule against perpetuities, the rule against unreasonable restraints on the alienation of property, or any similar rule (the "RULE"). Accordingly, it is intended that all rights and interests in the Trust Assets under this Agreement vest within the Appeal Period and if for any reason the Appeal Period is longer than permitted by the Rule, the Parties hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Parties within the limits permissible under the Rule.

         (i) The Trust and the Parties are not, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, society, syndicate, association or joint venture, nor shall the Trustee or the Parties or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee is not and shall not be, or be deemed to be, an agent of the Parties except as expressly set out herein. The relationship of IMA to the Trustee shall be solely that of a potential beneficiary of the Trust and their rights shall be limited to those conferred upon them by this Agreement.

         (j) Neither IMA and IMA Argentina, in its capacity as a Party, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with:

                  (i)      the   Trust  or  the   ownership,   use,   operation,
                           acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom;

                  (ii) the obligations or the activities or affairs of the Trust;

                  (iii) any actual or alleged act or omission of the Trustee or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Agreement);

                  (iv) any actual or alleged act or omission of the Trustee or of any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Agreement);

                  (v) any transaction entered into by the Trustee or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Agreement); or

                  (vi) except as provided in Section 3.2(d), any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other person (except the Party to the extent required by applicable tax laws) on behalf of or in connection with the activities or affairs of the Trust (collectively, "TRUST LIABILITIES").

         (k) In the event of transfer to IMA in accordance with the provision of this Section 3.2(j) of any Trust Assets comprising Shares, the Trustee shall ensure that, prior to such transfer, all loan claims against the Subsidiaries to which such Shares relate shall have been capitalized.

         (l) Neither IMA nor IMA Argentina in its capacity as a Party shall be liable to indemnify the Trustee or any other person with respect to any Trust Liabilities.

         (m) To the extent that, notwithstanding the provisions of Section 3.2(j), any person makes a claim in respect of Trust Liabilities against IMA and IMA Argentina, Aquiline shall indemnify and hold harmless such Party in respect of such claim and any liability thereunder.

3.3               AMENDMENT OF TRUST CONDITIONS

The Trust Conditions may be amended by mutual written agreement of IMA and Aquiline. For greater certainty, in the event that the Appeal is settled, IMA and Aquiline shall agree on the terms of the termination of the Trust.

3.4               IMA SECURITY

         (a) IMA (hereinafter in this Section 3.4 referred to as the "PLEDGOR") hereby grants a security interest in and pledges, assigns and transfers to Aquiline (hereinafter referred to in this Section 3.4 as the "SECURED PARTY") all of the Pledgor's interest in and to the Shares together with all renewals thereof, substitutions therefor and accretions thereto and all income and other proceeds therefrom (all such Shares renewals thereof, substitutions therefor, accretions thereto and income therefrom herein collectively referred to in this Section 3.4 as the "COLLATERAL") and agrees that such Collateral and any further Collateral which is hereafter deposited in pledge with the Trustee as the nominee of the Secured Party (referred to in this Section 3.4 as the "NOMINEE") shall be held for the benefit of the Secured Party as continuing collateral security for the due payment and performance of the Obligations (as defined below).

         (b) Upon the deposit of any Shares in pledge pursuant to this pledge, the Pledgor shall be deemed to have deposited with the Nominee all certificates, if any, representing such Shares. All certificates deposited pursuant to this Section 3.4 shall, unless all necessary consents and approvals are obtained, not contain any reference to restrictions on the transfer of the Shares represented thereby and shall be in bearer form or duly endorsed in blank for transfer or shall be attached to duly executed powers of attorney or forms of transfer. The Nominee shall hold the Collateral as agent of the Secured Party for all purposes whatsoever in accordance with the terms of this
                  Section 3.4 and shall hold the Collateral for and on behalf of the Secured Party in the same manner and with the same effect as if the Secured Party held the Collateral itself in accordance with the Interim Project Development Agreement. Without derogating from the Trust Conditions, it is hereby understood and agreed that the responsibility of the Nominee hereunder is limited to exercising with regard to the Collateral the same degree of care which the Secured Party gives to its valuable property of the same value and kind.

         (c) The Pledgor and the Secured Party hereby acknowledge their mutual intention that the security interest created by this
                  Section 3.4 is to attach upon the execution of this Agreement by the Pledgor and that value has been given and that the Pledgor has rights in the Collateral as of the date hereof.

         (d) In the event that the Pledgor fails to direct the Costs Trustee to pay to the Secured Party the amount referred to in
                  Section 3.2(d)(i) or the Pledgor fails to pay to the Secured Party an amount equal to the Aquiline Qualifying Costs, or fails to pay the Aquiline Disputed Amount to the Costs Trustee (all such amounts collectively referred to in this Section 3.4 as the "OBLIGATIONS") within the respective specified time periods for such payments provided in Section 3.2(e), then immediately on the expiration of such time periods, the security hereby constituted in respect of the Collateral shall become immediately enforceable.

         (e) Upon the security hereby constituted becoming enforceable, the Secured Party, in addition to exercising all other rights and remedies to which it may be entitled at law or hereunder, and without restricting the generality thereof, is authorized to realize on the Collateral, subject to applicable law, without further notice to any party whomsoever and the Secured Party may also sell the Collateral by private sale or otherwise.

         (f) At any sale pursuant to this Section 3.4, the Secured Party is authorized, if it deems it advisable to do so, to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of any of the Collateral. The Secured Party shall have the right to deliver, assign and transfer to the purchaser, or purchasers, the Collateral or any part thereof and the Collateral may be sold in one lot or in separate units, in the discretion of the Secured Party. The Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may without further notice be made at any time or place to which the same may be so adjourned.

         (g) Before realizing on the Collateral, the Secured Party shall not be required to realize any other security.

         (h) Any sum collected by the Secured Party on the Collateral or the proceeds of its realization may be held as additional collateral security for or may be applied, on the terms set out in the Interim Project Development Agreement, to the payment of any of the Obligations. The reasonable costs of the Secured Party incurred in protecting and realizing the Collateral shall be added to and included in the Obligations.

         (i) The Secured Party may grant discharges, settle by compromise, renounce rights or grant extensions with respect to the Collateral. The Secured Party may also settle by compromise and grant extensions without affecting its other rights hereunder.

         (j) In realizing upon the Collateral, the Secured Party shall not be responsible for any loss occasioned by any sale or other realization thereof or for the failure to sell or otherwise dispose of the Collateral, provided such realization was conducted in a commercially reasonable manner.

3.5               AQUILINE SECURITY

         (a) Aquiline (hereinafter in this Section 3.5 referred to as the "PLEDGOR") hereby grants a security interest in and pledges, assigns and transfers to IMA (hereinafter referred to in this Section 3.5 as the "SECURED PARTY") all of the Pledgor's interest in and to the Shares together with all renewals thereof, substitutions therefor and accretions thereto and all income and other proceeds therefrom (all such Shares renewals thereof, substitutions therefor, accretions thereto and income therefrom herein collectively referred to in this Section 3.5 as the "COLLATERAL") and agrees that such Collateral and any further Collateral which is hereafter deposited in pledge with the Trustee as the nominee of the Secured Party (referred to in this Section 3.5 as the "NOMINEE") shall be held for the benefit of the Secured Party as continuing collateral security for the due payment and performance of the Obligations (as defined below).

         (b) Upon the deposit of any Shares in pledge pursuant to this pledge, the Pledgor shall be deemed to have deposited with the Nominee all certificates, if any, representing such Shares. All certificates deposited pursuant to this Section 3.5 shall, unless all necessary consents and approvals are obtained, not contain any reference to restrictions on the transfer of the Shares represented thereby and shall be in bearer form or duly endorsed in blank for transfer or shall be attached to duly executed powers of attorney or forms of transfer. The Nominee shall hold the Collateral as agent of the Secured Party for all purposes whatsoever in accordance with the terms of this
                  Section 3.5 and shall hold the Collateral for and on behalf of the Secured Party in the same manner and with the same effect as if the Secured Party held the Collateral itself in accordance with the Interim Project Development Agreement. Without derogating from the Trust Conditions, it is hereby understood and agreed that the responsibility of the Nominee hereunder is limited to exercising with regard to the Collateral the same degree of care which the Secured Party gives to its valuable property of the same value and kind.

         (c) The Pledgor and the Secured Party hereby acknowledge their mutual intention that the security interest created by this
                  Section 3.5 is to attach upon the execution of this Agreement by the Pledgor and that value has been given and that the Pledgor has rights in the Collateral as of the date hereof.

         (d) In the event that the Pledgor fails to direct the Costs Trustee to pay to the Secured Party the amount referred to in
                  Section 3.2(e)(i) or the Pledgor fails to pay to the Secured Party the amounts referred to in Section 3.2(e)(ii) (all such amounts collectively referred to in this Section 3.5 as the "OBLIGATIONS") within the respective specified time periods for such payments provided in Section 3.2(d), then immediately on the expiration of such time periods, the security hereby constituted in respect of the Collateral shall become immediately enforceable.

         (e) Upon the security hereby constituted becoming enforceable, the Secured Party, in addition to exercising all other rights and remedies to which it may be entitled at law or hereunder, and without restricting the generality thereof, is authorized to:

                  (i)      direct  the  Nominee  to   forthwith   transfer   the
                           Collateral to the Secured Party or a party nominated by it; and

                  (ii) realize on the Collateral, subject to applicable law, without further notice to any party whomsoever and the Secured Party may also sell the Collateral by private sale or otherwise.

         (f) At any sale pursuant to this Section 3.5, the Secured Party is authorized, if it deems it advisable to do so, to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of any of the Collateral. The Secured Party shall have the right to deliver, assign and transfer to the purchaser, or purchasers, the Collateral or any part thereof and the Collateral may be sold in one lot or in separate units, in the discretion of the Secured Party. The Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may without further notice be made at any time or place to which the same may be so adjourned.

         (g) Before realizing on the Collateral, the Secured Party shall not be required to realize any other security.

         (h) Any sum collected by the Secured Party on the Collateral or the proceeds of its realization may be held as additional collateral security for or may be applied, on the terms set out in the Interim Project Development Agreement, to the payment of any of the Obligations. The reasonable costs of the

                  Secured  Party   incurred  in  protecting  and  realizing  the
                  Collateral shall be added to and included in the Obligations.

         (i) The Secured Party may grant discharges, settle by compromise, renounce rights or grant extensions with respect to the Collateral. The Secured Party may also settle by compromise and grant extensions without affecting its other rights hereunder.

         (j) In realizing upon the Collateral, the Secured Party shall not be responsible for any loss occasioned by any sale or other realization thereof or for the failure to sell or otherwise dispose of the Collateral, provided such realization was conducted in a commercially reasonable manner.

3.6               INDEMNITY

         (a) IMA agrees to indemnify and hold harmless Aquiline, IMA Barbados, IMA Argentina and each of the directors and officers which Aquiline appoints to the board of directors and/or the management of IMA Barbados and IMA Argentina (collectively, the "AQUILINE INDEMNIFIED PARTIES" and individually, an "AQUILINE INDEMNIFIED PARTY"), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Aquiline Indemnified Party or in enforcing this indemnity (collectively, the "IMA CLAIMS") to which any Aquiline Indemnified Party may become subject or otherwise involved in any capacity insofar as the IMA Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

                  (i) any misrepresentation contained in the public disclosure documents of IMA dated either prior to or after the date of this Agreement (an "IMA MISREPRESENTATION"); or

                  (ii) any liability to persons other than Aquiline or its Affiliates (whether accrued, absolute, contingent or otherwise) of IMA Barbados or IMA Argentina which arose on or prior to the Transfer Date (an "IMA LIABILITY").

                  IMA also agrees that no Aquiline Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to IMA or any person asserting claims on behalf of or in right of IMA for or in connection with an IMA Misrepresentation or an IMA Liability, save for liability arising from fraud or gross negligence on the part of such Aquiline Indemnified Party. IMA will not, without Aquiline's prior written consent, settle, compromise, consent to the entry of any judgement in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Aquiline Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Aquiline Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

         (b) In the event that Aquiline (including its successors and permitted assigns) is determined not to be the Ultimate Owner and the Appeal Termination Date is reached, Aquiline agrees to indemnify and hold harmless IMA, IMA Barbados, IMA Argentina and each of the directors and officers which IMA appoints to the board of directors and/or the management of IMA Barbados and IMA Argentina following the re-transfer of the Trust Assts in accordance with Section 3.2(d)(iii) (collectively, the "IMA INDEMNIFIED PARTIES" and individually, an "IMA INDEMNIFIED PARTY"), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any IMA Indemnified Party or in enforcing this indemnity (collectively, the "AQUILINE CLAIMS") to which any IMA Indemnified Party may become subject or otherwise involved in any capacity insofar as the Aquiline Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly,

                  (i) any misrepresentation contained in the public disclosure documents of Aquiline dated prior to or after the date of this Agreement (an "AQUILINE MISREPRESENTATION"); or

                  (ii) any liability to persons other than IMA or its Affiliates (whether accrued, absolute, contingent or otherwise) of IMA Barbados or IMA Argentina which arose during the Trust Period (an "AQUILINE LIABILITY").

                  Aquiline also agrees that no IMA Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Aquiline or any person asserting claims on behalf of or in right of Aquiline for or in connection with an Aquiline Misrepresentation or an Aquiline Liability, save for liability arising from fraud or gross negligence on the part of such IMA Indemnified Party. Aquiline will not, without IMA's prior written consent, settle, compromise, consent to the entry of any judgement in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any IMA Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each IMA Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

                                   ARTICLE 4
                                   STANDSTILL

4.1               STANDSTILL

Each of IMA and Aquiline acknowledges and agrees that for the duration of the Appeal Period, it shall not, directly or indirectly, except with the prior written consent of the other Party:

         (a) acquire or agree to acquire, or make any proposal to acquire, in any manner, either directly or indirectly, any securities or property of the other Party or its Affiliates and Subsidiaries;

         (b)      commence  an offer of any  nature or kind  whatsoever  for any
                  securities   of  the  other  Party  or  its   Affiliates   and
                  Subsidiaries, including a tender or exchange offer;

         (c) solicit proxies from one or more holders of securities of the other Party or its Affiliates and Subsidiaries or form, join or in any way participate in a proxy contest with respect to the securities of the other Party or its Affiliates and Subsidiaries;

         (d) conclude any understandings or enter into any agreement, or otherwise act in concert with any third party to propose or effect any business combination or other similar transaction of any nature or kind with respect to the other Party or its Affiliates and Subsidiaries, provided that the aforesaid shall not prevent the board of directors of a Party making a recommendation to its shareholders regarding any unsolicited proposal by a third party relating to a business combination or other similar transaction with such Party itself; or

         (e) advise, assist or encourage any person or party in connection with any of the foregoing.

                                   ARTICLE 5
                                   TERMINATION

5.1               TERMINATION

         (a) Save as provided in Sections 5.1(b), this Agreement shall terminate and the Parties shall be released from all obligations hereunder upon written agreement between the Parties, provided such agreement expressly determines the terms upon which the Trust will be terminated.

         (b) Unless terminated earlier, this Agreement shall terminate and the Parties shall be released from all obligations hereunder on the date that is the later of:

                  (i)      the Appeal Termination Date;

                  (ii) in the event that Section 3.2(d), 3.2(f) or 3.2(g) is applicable, the date of re-transfer of the Trust Assets (save for any Non-Key Contracts that may have been assigned, disposed of or terminated) to IMA or its nominees pursuant to such applicable Section; and

                  (iii) in the event that Section 3.2(e) is applicable, the date of upon which the last of the payments is made in accordance with Section 3.2(e)(iii).

                                   ARTICLE 6
                               DISPUTE RESOLUTION

6.1               DISPUTE RESOLUTION

Any dispute arising under or in connection with this Agreement which has not been resolved by the Parties within twenty (20) days after the date on which either Party delivers written notice to the other Party of such dispute, which notice shall specify in reasonable detail the matter or matters in dispute, shall be referred to arbitration under the International Commercial Arbitration Rules of Procedure (the "ARBITRATION RULES") of the British Columbia International Commercial Arbitration Centre (the "ARBITRATION CENTRE") then in effect. The appointing authority shall be the Arbitration Centre. The case shall be administered by the Arbitration Centre in accordance with the Arbitration Rules before a single arbitrator (the "ARBITRATOR"). The place of arbitration shall be Vancouver, British Columbia. Any Party shall have the right to appeal to the BCSC on any question of law arising out of the Arbitrator's award. The Arbitrator must have appropriate experience in dealing with mineral exploration and development matters. In the event that the Arbitrator makes a determination regarding the costs incurred by a Party and the principles for such determination are provided to the Parties in a written decision of the Arbitrator, similar principles shall be applicable to any subsequent determination of costs. In order to facilitate any such appeal by a Party, all other Parties shall grant the consents to such appeal contemplated by paragraph 31(1)(a) of the Commercial Arbitration Act, R.S.B.C. 1996, c. 55.

                                    ARTICLE 7
                                  MISCELLANEOUS

7.1               FURTHER ASSURANCES

The Parties shall execute such further and other documents and do such further and other things as may be reasonably necessary or convenient to carry out and give effect to the intent of this Agreement.

7.2               TIME OF ESSENCE

Time will be of the essence in the performance of this Agreement.

7.3               AMENDMENTS AND WAIVERS

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

7.4               ASSIGNMENT

To the greatest degree permitted by law, this Agreement may not be assigned, either directly or through amalgamation or operation of law, by either Party without the express prior written consent of the other Party.

7.5               NOTICES

         (a) Any notice, direction or other instrument required or permitted to be given under this Agreement shall be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telegram, telex, telecommunication, facsimile or other similar form of communication, in each case addressed as follows:

                  (i)      If to Aquiline or Minera Aquiline at:

                           P.O.  Box  99  3
                           680-130  King  Street  West
                           Toronto, Ontario
                           Canada, M5X 1X1

                           Attention:     Marc Henderson, President and
                                          Chief Executive Officer
                           Facsimile No.: 416-599-4959

                           with a copy to Fogler, Rubinoff LLP at:

                           1200-95 Wellington Street West
                           Toronto Dominion Centre
                           Toronto, Ontario
                           Canada, M5J 2Z9

                           Attention:     G. Michael Hobart
                           Facsimile No.: 416-941-8852

                  (ii) If to IMA, IMA Latin America, IMA Barbados and IMA Argentina at:

                           709-837 West Hastings Street
                           Vancouver, British Columbia
                           Canada, V6C 3N6

                           Attention:     Art Lang
                           Facsimile No.: 604-687-1858
                           with a copy to McCarthy Tetrault LLP at:

                           P.O. Box 10424
                           1300-777 Dunsmuir Street
                           Vancouver, British Columbia
                           Canada  V7Y 1K2

                           Attention:     Roger Taplin
                           Facsimile No.: 604-622-5723

         (b)      Any notice, direction or other instrument shall:

                  (i) if delivered, be deemed to have been given and received on the day it was delivered; and

                  (ii) if sent by telecommunication, facsimile or other similar form of communication, be deemed to have been given and received on the business day following the day it was so sent.

         (c) A Party may at any time give to the Party notice in writing of any change of address of the Party giving such notice and from and after the giving of such notice the address or addresses therein specified shall be deemed to be the address of such Party for the purposes of giving notice hereunder.

7.6               EQUITABLE REMEDIES

The Parties acknowledge and agree that a breach by either Party of any of the binding covenants contained in this Agreement could cause the other Party to incur irreparable injury, for which the other Party would not have an adequate remedy in damages. Accordingly, each Party agrees that in the event of any such breach, the non-breaching Party shall be entitled to specific performance of such covenants and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which the non-breaching Party may be entitled at law or in equity.

7.7               BENEFIT OF THE AGREEMENT

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

7.8               SEVERABILITY

If  any  provision  of  this  Agreement  is  or  becomes  illegal,   invalid  or
unenforceable, in whole or in part, in any jurisdiction:

         (a) the remaining provisions shall nevertheless be and remain valid and subsisting in that jurisdiction and the said remaining provisions shall be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion; and

         (b) that provision shall nevertheless be and remain valid and subsisting in other jurisdictions.

7.9               GOVERNING LAW AND ATTORNMENT

This Agreement shall be governed by and construed according to the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Parties irrevocably submit to the exclusive jurisdiction of the courts of the Province of British Columbia.

7.10              ENTIRE AGREEMENT

This Agreement represents the entire agreement of the Parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

7.11              COUNTERPART AND FACSIMILE EXECUTION

This Agreement may be executed in any number of counterparts and all such counterparts, taken together, shall be deemed to constitute one and the same instrument. This Agreement may be signed and accepted by facsimile.

IN WITNESS WHEREOF the Parties have executed this Agreement under the hand of their duly authorized representatives.

AQUILINE RESOURCES INC.

By:      /s/ Mark C Henderson
         ---------------------------------
         Name: Mark C Henderson
         Title: President & CEO

MINERA AQUILINE ARGENTINA S.A.

By:      /s/ William Richard Brown
         ---------------------------------
         Name: William Richard Brown
         Title: President

IMA EXPLORATION INC.

By:      /s/ Joseph Grosso
         ---------------------------------
         Name: Joseph Grosso
         Title: President and CEO

IMA LATIN AMERICA INC.



By:      /s/ Art Lang
         ---------------------------------
         Name: Art Lang
         Title: CFO

INVERSIONES MINERAS ARGENTINAS INC.



By:      /s/ Art Lang
         ---------------------------------
         Name: Art Lang
         Title: CFO

INVERSIONES MINERAS ARGENTINAS S.A.



By:      /s/ Joseph Grosso
         ---------------------------------
       Name: Joseph Grosso
       Title: Director

                                   SCHEDULE A

                                    CONTRACTS

DOCUMENTED RELATIONSHIPS

o Lease Agreement between Marcatre S.A. and IMA Argentina for the property located at Avenida Alicia Moreau de Justo 846 de esta Capital Federal
o        Professional Service Agreement with Maria del Carmen De Luca
o        Professional  Service  Agreement  with  Gustavo  Ferreyra  and  Silvana
         Hubinsky
o        Employment Agreement with Guillermo Salvatierra
o        Communications Services Agreement with IPlan Networks
o        Communications Services Agreement with CTI
o        Waste Management Agreement with Serpei s.r.l.
o        Spagnolo Hernamos Retroexcavadora Agreement
o        Truck Rental Agreement with Gemmasa
o        Trelew Office Rental Agreement with Ana Maria Flores
o        Mining Easement Agreement with Santana
o        Mining Easement Agreement with Montenegro
o        Mining Easement Agreement with Llanquetreu
o        Agreement with Connors
o        Regalo  Option   Agreement  dated  August  28,  2003  between  IMA  and
         Consolidated  Pacific  Bay  Minerals  Ltd.  in  respect  of the  Regalo
         Property

UNDOCUMENTED RELATIONSHIPS

o        Agreement re radio use
o        Agreement with Rehuna (environmental and socio economic consultant)
o        Agreement with industrial safety consultant
o        Leases re Gastre and Gan Gan Houses
o        Lease re Gastre Warehouse
o        Agreement re Mendoza Sample Storage

                                   SCHEDULE B

                              COSTS TRUST AGREEMENT

THIS AGREEMENT made the 18th day of October, 2006.

BETWEEN:

                  AQUILINE RESOURCES INC., a corporation continued under the laws of Ontario with its registered office at 130 King Street West, Suite 3680, PO. Box 99, Toronto, Ontario M5X 1B1

                  ("AQUILINE"),

AND:

                  MINERA AQUILINE ARGENTINA S.A., a corporation incorporated under the laws of Argentina;

                  ("MINERA AQUILINE")

AND:

                  IMA EXPLORATION INC., a corporation incorporated under the laws of British Columbia with its registered office at 709-837 West Hastings Street, Vancouver, British Columbia V6C 3N6;

                  ("IMA")

AND:

                  INVERSIONES    MINERAS    ARGENTINAS   S.A.,   a   corporation
                  incorporated under the laws of Argentina;

                  ("IMA ARGENTINA")

AND:

                  INVERSIONES MINERAS ARGENTINAS INC., a corporation incorporated under the laws of Barbados, the entire issued and outstanding share capital of which is held by IMA Latin America;

                  ("IMA BARBADOS")

AND:

                  MCCARTHY   TETRAULT  LLP,  of  1300  -  777  Dunsmuir  Street,
                  Vancouver, British Columbia, V7Y 1K2

                  (the "COSTS TRUSTEE").

WHEREAS:

A. The parties to this Agreement other than the Costs Trustee (the "PARTIES") have entered into an interim project development agreement dated October 18, 2006 (the "INTERIM PROJECT DEVELOPMENT AGREEMENT") whereby the Parties wish to put in place interim arrangements to ensure the continued development of the Project for the benefit of the Ultimate Owner pending determination of the Ultimate Owner; and

B.       Pursuant  to  Sections   2.3(b)  and  3.2(d)  of  the  Interim  Project
         Development Agreement, the Parties agreed that certain payments in relation to the Project should be paid by Aquiline or may be made by IMA to the Costs Trustee to be dealt with as herein provided.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto mutually covenant and agree as follows:

DEFINITIONS

1.       In this Agreement:

         (a) "BUSINESS DAY" means any day other than a Saturday or Sunday on which the main branch of HSBC Bank Canada in Vancouver, British Columbia, is open for business;

         (b) "COSTS TRUSTEE" means McCarthy Tetrault LLP acting in the capacity of costs trustee hereunder or any other person that replaces McCarthy Tetrault LLP as costs trustee hereunder pursuant to the provisions of this Agreement;

         Any other capitalized term used herein which is defined in the Interim Project Development Agreement shall have the meaning assigned to it in the Interim Project Development Agreement.

INTERPRETATION

2.       In this Agreement:

         (a) "this Agreement" means this agreement as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions of this Agreement;

         (b) headings are solely for convenience of reference and are not intended to be complete or accurate descriptions of content or to be guides to interpretation of this Agreement or any part of it;

         (c) the word "including", when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth thereafter or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope;

         (d) an expression or term used herein that is defined in section 29 of the INTERPRETATION ACT (British Columbia) in effect on the date hereof and is not otherwise defined herein, will have the meaning assigned to it in that Act;

         (e) an accounting term not otherwise defined herein has the meaning assigned to it, and every calculation to be made hereunder is to be made, in accordance with accounting principles generally accepted in Canada applied on a consistent basis;

         (f) a reference to currency means Canadian currency, unless otherwise indicated;

         (g) a reference to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and every statute or regulation that supplements or supersedes such statute or regulations;

         (h) a reference to an entity includes any successor to that entity; and

         (i) a word importing the masculine gender will include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals and vice versa.

APPOINTMENT OF COSTS TRUSTEE

3. The Parties hereby appoint the Costs Trustee to act as costs trustee in accordance with the terms and subject solely to the conditions of this Agreement, and the Costs Trustee hereby accepts such appointment and agrees to act in that capacity in accordance with the terms and subject to the conditions of this Agreement.

PAYMENT OF COSTS TRUST AMOUNT TO COSTS TRUSTEE

4. Upon the Transfer Date, Aquiline will deliver the Minimum Trust Amount to the Costs Trustee which amount, together with (to the extent applicable and to be delivered in accordance with the Interim Project Development Agreement) any unspent Minimum Project Expenditures Amount which Aquiline elects to deliver to the Costs Trustee pursuant to
         Section 2.3(c) of the Interim Project Development Agreement (collectively, the "COSTS TRUST AMOUNT"), will constitute funds to be held by the Costs Trustee in accordance with the terms of this Agreement.

PAYMENT OF AQUILINE DISPUTED AMOUNT TO COSTS TRUSTEE

5. In the event that IMA delivers the Aquiline Disputed Amount to the Costs Trustee pursuant to Section 3.2(d)(ii) of the Interim Project Development Agreement, such amount will constitute funds to be held by the Costs Trustee in accordance with the terms of this Agreement.

INVESTMENT OF COSTS TRUST AMOUNT AND/OR THE AQUILINE DISPUTED AMOUNT

6. The Costs Trustee shall invest the Costs Trust Amount and, if applicable, the Aquiline Disputed Amount (each, a "TRUST Amount") in trust in an interest bearing trust account at a Canadian chartered bank or trust company until release of the respective Trust Amount from escrow in accordance with this Agreement. If any interest is earned on the Trust Amount which is credited to such account, the interest shall be paid upon release of the respective Trust Amount to the party receiving such Trust Amount or, if only part of the Trust Amount is released, to the party receiving such part in proportion to such part. The Costs Trustee hereby assumes no responsibility for and will have no liability with respect to such investment.

RELEASE OF TRUST AMOUNTS

7. The Costs Trustee will hold any Trust Amount in escrow in accordance with Section 6 until the Costs Trustee is authorized to deliver such Trust Amount out of escrow as set forth in this Agreement, in which case the Costs Trustee will comply with such authorization.

8. The Costs Trustee is authorized to deliver the Costs Trust Amount out of escrow:

         (a) to Aquiline, in the event that the Costs Trustee receives written confirmation from IMA and Aquiline that the Trust Assets have been transferred to IMA pursuant to Section 3.2(d), (f) or (g), as the case may be, of the Interim Project Development Agreement; or

         (b) to IMA, in the event that the Costs Trustee receives written confirmation from IMA and Aquiline that the Trust has terminated in accordance with Section 3.2(e) of the Interim Project Development Agreement.

9. The Costs Trustee is authorized to deliver the Aquiline Disputed Amount out of escrow to Aquiline or IMA, as the case may be, on receipt of and in accordance with a written direction signed by the Parties pursuant to Section 3.2(d)(ii) of the Interim Project Development Agreement.

10.      Aquiline  and IMA  agree to act  honestly  and in good  faith and in as expeditious a manner as may be reasonably necessary to fulfil their respective obligations respecting the signing of the written confirmation contemplated in Section 8(a) and Section 8(b) and, if applicable, the written direction contemplated by Section 9, of this Agreement.

11. If the Costs Trustee receives any other notice in writing (a "RELEASE NOTICE") signed by all of the Parties, directing the Costs Trustee to deliver any Trust Amount or part thereof to either Aquiline or IMA, the Costs Trustee will comply with such Release Notice within five (5) Business Days after receipt of such Release Notice or such later date, if any, as is specified in such Release Notice. If, on or before the third anniversary of the Transfer Date, the Costs Trustee has not received a Release Notice or a notice in writing (a "DISPUTE NOTICE") signed by either Aquiline or IMA, or both, advising the Costs Trustee that there is a dispute between Aquiline and IMA with respect to the custody, release or delivery of any Trust Amount, or part thereof, the Costs Trustee will deliver all Trust Amounts and any interest earned thereon to IMA. For the purposes of this Section 11, the bank account details of Aquiline and IMA for receiving a Trust Amount, or part thereof, are as follows:

         Aquiline:         Royal Bank of Canada
                           20 King Street West
                           Toronto, Ontario
                           Swift Code ROYCCAT 2
                           Bank Code 003
                           Transit Number 06012
                           Account Number 1061522

         IMA:              Bank of Montreal
                           Vancouver Main Branch
                           Bank Code 001
                           Transit Number 00040
                           Account Number: 1636 304

DETAILS RE TRUST AMOUNT

12. Upon written request, the Costs Trustee will furnish to IMA and Aquiline reasonable details regarding the accounts and investments in which a Trust Amount is being held, interest or other receipts on such Trust Amount, and transactions involving, and distributions of, such Trust Amount.

NATURE OF COSTS TRUSTEE RESPONSIBILITIES

13. The duties of the Costs Trustee hereunder are entirely administrative in nature. The Costs Trustee will have no duties or obligations except those which are expressly set forth in this Agreement and, in respect of such duties, the Costs Trustee:

         (a) will have no discretion as to the performance of such duties and satisfaction of such obligations; and

         (b) will not be bound by any notice of claim or demand with respect to such duties and obligations, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by the Costs Trustee in writing and signed by each other party hereto and unless the Costs Trustee has given its written consent thereto if its duties or obligations hereunder are affected.

14. The Costs Trustee will not be responsible to investigate or determine the genuineness or validity of any notice given pursuant to Section 8 or 9, and the Costs Trustee is hereby authorized and directed to follow the directions contained therein. The Costs Trustee will not in any event incur any liability as a result of complying with such directions.

15. Notwithstanding any other provision of this Agreement, the Costs Trustee is hereby authorized and directed to comply with and obey any order, judgement, decree or award of the Supreme Court of British Columbia and, in the case of such compliance, the Costs Trustee will not be liable by reason thereof to any person even if thereafter such order, judgement, decree or award is appealed, reversed, modified, annulled, set aside or vacated.

16. Notwithstanding any other provision of this Agreement, if for any reason the Costs Trustee determines in good faith that it is unable to identify clearly the person or persons entitled to receive all or any portion of a Trust Amount, the Costs Trustee may refuse to make any payment of such Trust Amount and may retain the Trust Amount in its possession or control subject to receipt of further directions in accordance with this Agreement.

17. The Costs Trustee will not by reason hereof be required to initiate, defend or otherwise prosecute any legal proceeding in respect of any matter arising out of or in connection with this Agreement unless and until jointly and severally indemnified (including indemnity by way of advance deposit with the Costs Trustee of amounts estimated by the Costs Trustee of the costs (including legal costs on a solicitor and his own client basis), expenses, awards, judgements, amounts paid in settlement of claims or otherwise that the Costs Trustee determines might be incurred or suffered in or as a result of such legal proceedings) to the complete and unfettered satisfaction of the Costs Trustee.

18. The Costs Trustee may act relative hereto upon the advice of legal counsel, chartered accountants or other professional advisors in reference to any matter pertaining hereto and will incur no liability in respect of any action taken, omitted or suffered by it in good faith in accordance with the advice of any such counsel or other advisor.

19. The Costs Trustee will not be liable for any act or failure to act by any representative, legal counsel, accountant, banker, agent or other person appointed to act in any matter pertaining to a Trust Amount or be bound to supervise the conduct of any such person.

LIMITATION OF COSTS TRUSTEE'S LIABILITY

20. Notwithstanding any other provision in this Agreement, the Costs Trustee will not be liable for any error of judgement, fact or law, or for any act done or omitted to be done (including any negligence on the part of the Costs Trustee), except for the Costs Trustee's own wilful misconduct or gross negligence.

FEES AND EXPENSES OF COSTS TRUSTEE

21. IMA will pay the fees of and expenses incurred by the Costs Trustee in connection with the performance of its duties hereunder and in connection with any proceedings in which it is involved as a result of its acting as and being the costs trustee hereunder.

22. The Costs Trustee shall not be required to expend or risk its own funds or otherwise incur financial liabilities in the performance of any of its duties, or in the exercise of any of its rights and powers, hereunder.

INDEMNIFICATION OF COSTS TRUSTEE

23. Aquiline and IMA covenant and agree to indemnify and save harmless the Costs Trustee, its partners, employees, independent contractors and agents and their respective heirs, executors, administrators, personal representatives and assigns, as the case may be (collectively, the "INDEMNIFIED PARTIES"), from and against, on a full indemnity basis, all claims, demands, damages, losses, liabilities, amounts paid in settlement of claims, costs and expenses and other amounts paid in respect of any civil, criminal or administrative action, proceeding or investigation to which the Indemnified Parties, or any of them, as the case may be, is made a party or is subject by reason of the Costs Trustee performing its duties as costs trustee hereunder or otherwise arising out of or connected with this Agreement except for the Costs Trustee's own wilful misconduct or gross negligence. Aquiline's and IMA's obligations under this section are joint and several and shall survive the resignation or replacement of the Costs Trustee and the termination of this Agreement.

RESIGNATION AND SUCCESSORSHIP

24. The Costs Trustee may resign as costs trustee hereunder at any time upon giving 30 days' advance written notice of such resignation to each other party to this Agreement, provided that such resignation will not be effective until a successor costs trustee has been appointed by agreement of IMA and Aquiline. If a successor costs trustee has not been appointed or has not accepted such appointment within 20 days after the Costs Trustee gives notice of resignation, the Costs Trustee may apply to the Supreme Court of British Columbia for the appointment of a successor costs trustee and the expenses incurred by the Costs Trustee in so doing will be paid by IMA in accordance with Section 21.

25. IMA and Aquiline, acting together, may remove the Costs Trustee at any time by giving the Costs Trustee 30 days' advance written notice, jointly signed by them, which notice will include the name and contact details of the replacement costs trustee.

26. Any new costs trustee appointed hereunder will execute an instrument accepting such appointment and deliver one counterpart thereof to each of IMA, Aquiline and the existing Costs Trustee, and thereupon such newly appointed Costs Trustee, without further act or notice, will become vested in all rights, powers and obligations of its predecessor for execution of the mandate hereunder, with like effect as if originally named as the Costs Trustee herein, and the predecessor Costs Trustee will forthwith deliver any Trust Amount in its possession pursuant to this Agreement to the new costs trustee, for the purposes and uses of this Agreement.

TERMINATION OF OBLIGATIONS

27. Upon payment out of escrow by the Costs Trustee of all of the Trust Amounts in accordance with this Agreement, the obligations of the Costs Trustee hereunder will terminate and the Costs Trustee will be released and discharged from all further obligations hereunder.

28. Upon due and proper delivery of notice of resignation or replacement, as the case may be, of a Costs Trustee pursuant to Section 24 or 25, and upon delivery by such Costs Trustee of a Trust Amount in accordance with Section 26 to the successor costs trustee, the Costs Trustee, without further act or notice, will be forever released and discharged from all of its duties and obligations as costs trustee hereunder.

DISPUTE AND INTERPLEADER

29. If the Costs Trustee receives a Dispute Notice or if the Costs Trustee otherwise becomes aware that a dispute has arisen among any of the parties to this Agreement with respect to the custody, release or delivery of any part of a Trust Amount, the Costs Trustee may at any time, in its unfettered discretion, interplead such Trust Amount or portion thereof remaining into the Supreme Court of British Columbia, in which event the Costs Trustee will not be required to act in respect of the dispute and the Costs Trustee's duties, responsibilities and liabilities with respect to such Trust Amount will thereupon terminate.

GENERAL

30. Any notice or other communication (each for the purposes of this provision a "notice") to be given pursuant to this Agreement shall be in writing and shall be given by personal delivery, by overnight or registered mail or by electronic means of communication, in each case addressed as applicable as follows:

         (i)      If to Aquiline or Minera Aquiline at:

                  P.O. Box 99
                  3680 - 130 King Street West
                  Toronto, Ontario
                  M5X 1B1
                  Canada

                  Fax No.:   416-599-4959
                  Attention: Marc Henderson,
                             President and Chief Executive Officer

                  with a copy to Fogler, Rubinoff LLP at:

                  1200 - 95 Wellington Street West
                  Toronto Dominion Centre
                  Toronto, Ontario
                  M5J 2Z9
                  Canada

                  Fax No.:   416-941-8852
                  Attention: G. Michael Hobart

         (ii)     If to IMA, IMA Argentina or IMA Barbados at:

                  709 - 837 West Hastings Street
                  Vancouver, BC
                  V6C 3N6
                  Canada

                  Fax No.:   604-687-1858
                  Attention: Art Lang

         (iii)    If to the Costs Trustee at:

                  McCarthy Tetrault LLP
                  1300 - 777 Dunsmuir Street
                  Vancouver, British Columbia
                  V7Y 1K2
                  Canada

                  Fax:       (604) 622-5723
                  Attention: Roger Taplin

         or to such other address or telecopy number as is specified by the addressee by notice to the other parties.

31. In case at any time any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as may be reasonably requested by another party, at the sole cost and expense of the requesting party (except that any expense of the Costs Trustee under this section will be paid in accordance with Section 21).

32. This Agreement is and will be deemed to have been made in the Province of British Columbia, for all purposes will be governed exclusively by and construed in accordance with the laws prevailing in British Columbia and the laws of Canada applicable therein, and the rights and remedies of the parties hereto will be determined in accordance with those laws.

33. The parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of British Columbia and all courts having appellate jurisdiction thereover.

34. No party may assign any of its rights under this Agreement without the written consent of the other parties.

35. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

36. This Agreement may be executed by any party hereto and delivered, in original form or by electronic facsimile, in one or more counterparts, each of which together will be read and construed and will constitute one and the same instrument as if all of the parties hereto executed the same document.

37. Aquiline acknowledges and agrees that: (i) the Costs Trustee has acted as legal counsel for IMA in respect of the Interim Project Development Agreement and the transactions contemplated therein and is acting for IMA or its affiliates on other matters and may act for IMA or its affiliates in future matters, (ii) in acting in the capacity of the costs trustee under this Agreement, the Costs Trustee is not representing Aquiline or IMA; and (iii) as a result of acting in the capacity of the costs trustee under this Agreement, the Costs Trustee is not prevented or limited in its ability to represent IMA in respect of any matter or dispute in relation to the Interim Project Development Agreement, the transactions contemplated in the Interim Project Development Agreement, this Agreement or any Trust Amount, or in any other matter whatsoever, including matters in which Aquiline is adverse in interest to IMA, and Aquiline hereby consents to the Costs Trustee representing IMA in respect thereof.

IN WITNESS WHEREOF the parties have executed and delivered this Agreement on the day and year first above written.



AQUILINE RESOURCES INC.


By:      /s/  Marc C. Henderson
         ---------------------------------
         Name: Marc C. Hendserson
         Title: President & CEO

MINERA AQUILINE ARGENTINA S.A.


By:      /s/  William Richard Brown
         ---------------------------------
         Name: William Richard Brown
         Title: President

IMA EXPLORATION INC.


By:      /s/  Joseph Grosso
         ---------------------------------
         Name: Joseph Grosso
         Title: President & CEO

INVERSIONES MINERAS ARGENTINAS S.A.


By:      /s/ Joseph Grosso
         ---------------------------------
         Name: Joseph Grosso
         Title: Director

INVERSIONES MINERAS ARGENTINAS INC.


By:      Art Lang
         ---------------------------------
         Name: Art Lang
         Title: CFO

COSTS TRUSTEE

MCCARTHY TETRAULT LLP


Per:
         ---------------------------------
         Authorized Signatory

                                   SCHEDULE C

                                   [NOT USED]

                                   SCHEDULE D

                                  KEY CONTRACTS

CONTRACTS



o        Mining Easement Agreement with Santana
o        Mining Easement Agreement with Montenegro
o        Mining Easement Agreement with Llanquetreu
o        Regalo  Option   Agreement  dated  August  28,  2003  between  IMA  and
         Consolidated  Pacific  Bay  Minerals  Ltd.  in  respect  of the  Regalo
         Property



SHARES



o        900,000 common shares of Consolidated Pacific Bay Minerals Ltd.
o        300,000 common shares of Tinka Resources Ltd.

                                   SCHEDULE E

                                 NAVIDAD ASSETS

CONTRACTS

o        Mining Easement Agreement with Santana
o        Mining Easement Agreement with Montenegro
o        Mining Easement Agreement with Llanquetreu
o        The contracts listed in Schedule A


LICENSES AND PERMITS

o        Chubut Environmental Report Approval File 13984/02 (updated 2005/2006)
o        Easement registration file 14775/05
o        Mining Investment Law Registration


SHARES

o        900,000 common shares of Consolidated Pacific Bay Minerals Ltd.
o        300,000 common shares of Tinka Resources Ltd.

                                   SCHEDULE F

                                 NAVIDAD CLAIMS


--------------------------------------------------------------------------------
  MINING FILE     DESCRIPTION
    NUMBER
--------------------------------------------------------------------------------
 13984/02 (v)
--------------------------------------------------------------------------------
 14003/03
--------------------------------------------------------------------------------
 14004/03
--------------------------------------------------------------------------------
 14005/03 (iii)
--------------------------------------------------------------------------------
 14006/03 (iv)
--------------------------------------------------------------------------------
 14007/03 (i)
--------------------------------------------------------------------------------
 14008/03 (ii)
--------------------------------------------------------------------------------
 14014/03
--------------------------------------------------------------------------------
 14015/03
--------------------------------------------------------------------------------
 14016/03         Bahia Atlantica/Consolidated Pacific Bay Minerals
--------------------------------------------------------------------------------
 14017/03
--------------------------------------------------------------------------------
 14018/03
--------------------------------------------------------------------------------
 14032/03
--------------------------------------------------------------------------------
 14033/03
--------------------------------------------------------------------------------
 14034/03
--------------------------------------------------------------------------------
 14035/03
--------------------------------------------------------------------------------
 14036/03
--------------------------------------------------------------------------------
 14100/03
--------------------------------------------------------------------------------
 14293/04
--------------------------------------------------------------------------------
 14302/04
--------------------------------------------------------------------------------
 14303/04
--------------------------------------------------------------------------------
 14304/04
--------------------------------------------------------------------------------
 14340/03
--------------------------------------------------------------------------------
 14341/03
--------------------------------------------------------------------------------
 14352/03
--------------------------------------------------------------------------------
 14367/04
--------------------------------------------------------------------------------
 14368/04
--------------------------------------------------------------------------------
 14369/04
--------------------------------------------------------------------------------
 14370/04
--------------------------------------------------------------------------------
 14446/04
--------------------------------------------------------------------------------
 14616/05         Bahia Atlantica/Consolidated Pacific Bay Minerals
--------------------------------------------------------------------------------
 14616/06         Bahia Atlantica/Consolidated Pacific Bay Minerals
--------------------------------------------------------------------------------
 14669/05         Cateo 13982/03 12/03/2002
--------------------------------------------------------------------------------
 14731/05
--------------------------------------------------------------------------------
 14732/05
--------------------------------------------------------------------------------
 14738/05         Cateo 14017/03 02/10/2003
--------------------------------------------------------------------------------
 14739/05         Cateo 14017/03 02/10/2003
--------------------------------------------------------------------------------
 14740/05         Cateo 14033/03 03/11/2003
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  MINING FILE     DESCRIPTION
    NUMBER
--------------------------------------------------------------------------------

 14741/05         Cateo 14033/03 03/11/2003
--------------------------------------------------------------------------------
 14742/05         Cateo 14034/03 03/11/2003
--------------------------------------------------------------------------------
 14743/05         Cateo 14034/03 03/11/2003
--------------------------------------------------------------------------------
 14830/06 (i)
--------------------------------------------------------------------------------
 14831/06 (ii)
--------------------------------------------------------------------------------
 14832/06 (iii)
--------------------------------------------------------------------------------
 17833/06 (iii)
--------------------------------------------------------------------------------
 14834/06 (iv)
--------------------------------------------------------------------------------
 14902/06 (v)
--------------------------------------------------------------------------------
 14903/06 (v)
--------------------------------------------------------------------------------

(i) - (v) indicate relationship between original filing and updates (same claim and a new number)

                                   SCHEDULE G

                          IRREVOCABLE POWER OF ATTORNEY

                  The undersigned Inversiones Mineras Argentinas S.A. ("IMA Argentina") hereby irrevocably nominates, constitutes and appoints under seal IMA Exploration Inc. ("IMA"), with full power of substitution, as its agent and true and lawful attorney to act on behalf of the undersigned with full power and authority in its name, place and stead in relation to:

         (a) the appeal by IMA and IMA Argentina from the order of Madam Justice Koenigsberg of the Supreme Court of British Columbia made July 14, 2006 in Action No. S041353, as may be varied from time to time, to the Court of Appeal for British Columbia (the "Appeal");

         (b) any application to the Supreme Court of Canada for leave to appeal from the judgment of the Court of Appeal for British Columbia in respect of the Appeal;

         (c) any appeal to the Supreme Court of Canada from the judgment of the Court of Appeal for British Columbia in respect of the Appeal; and

         (d)      any IMA Claims;

including, in relation to such matters, to make all representations and conduct all negotiations or settlements on behalf of the undersigned, to initiate, prosecute, defend, abandon, compromise, arbitrate or otherwise dispose of any legal, equitable or administrative claim, action, suit, attachment, arrest or other litigation, specifically including, but not limited to, the power to demand and collect all sums of money, debts, dues, accounts, deposits, legacies, bequests, devises, interest, dividends, stock certificates, awards and proceeds.

                  The power of attorney granted hereby by the undersigned to IMA is granted pursuant to the interim project development agreement made on October 18, 2006 between Aquiline Resources Inc., Minera Aquiline Argentina S.A., IMA, IMA Latin America, IMA Barbados and IMA Argentina (the "Interim Project Development Agreement") on the basis that it is coupled with IMA's interest in the Trust Assets in accordance with the Trust Conditions in contemplation of the transfer in trust of ownership of the undersigned to Aquiline Resources Inc., is irrevocable and will survive the transfer in trust of ownership, the disability or legal incapacity of the undersigned and extends to and is binding upon the administrators and other legal representatives and successors of the undersigned.

                  The undersigned agrees to be bound by any representation or action made or taken by IMA pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of IMA taken in good faith under this power of attorney.

                  All capitalized terms in this power of attorney which are not defined herein will have the meanings assigned to them in the Interim Project Development Agreement.

                  This power of attorney will be governed by and construed in accordance with the laws of the Province of British Columbia. The undersigned submits to the exclusive jurisdiction of the courts of the Province of British Columbia to determine any disputes in relation to this power of attorney.

                  IN WITNESS WHEREOF the undersigned has executed and delivered this power of attorney under seal as of this ________ day of ________________,
________.



WITNESS:                                )
                                        )
                                        )
Signature:                              )
                                        )  _____________________________________
Address:                                )
                                        )
                                        )
                                        )
Occupation:                             )

                                   SCHEDULE H

          PROVISIONS RELATING TO THE TRANSFER OF THE NAVIDAD ASSETS AND
                               THE NAVIDAD CLAIMS

Capitalized terms used but not otherwise defined in this Schedule have the meanings ascribed thereto in the Interim Project Development Agreement (the "AGREEMENT") dated October 17, 2006 between Aquiline Resources Inc., Minera Aquiline Argentina S.A., IMA Exploration Inc., Inversiones Mineras Argentinas S.A. and Inversiones Mineras Argentinas Inc.

In the event  Aquiline  delivers an Election  Notice to IMA in  accordance  with
Section 2.4 of the Agreement:

1. Section 1.1(fff) will be deleted in its entirety and will be replaced with the following language:

                  (tt) "Transfer Date" means the date on which the transfer of the Navidad Assets and the Navidad Claims to Aquiline in accordance with Section 2.1 is completed, being the soonest date that is reasonably practicable following the end of the Due Diligence Period and in any event no later than five (5) business days following the end of the Due Diligence Period;

2. Section 2.1 of the Agreement will be deleted in its entirety and will be replaced with the following language:

                  2.1      TRANSFER OF NAVIDAD ASSETS AND NAVIDAD CLAIMS

                  Subject to the payment by Aquiline to the Costs Trustee of the Minimum Trust Amount pursuant to Section 2.3(b), the execution and delivery to IMA of the Consolidated Release and the other terms and conditions of this Agreement, on the Transfer Date, IMA will transfer (subject to any required third party consents , approvals or filings, which IMA shall employ its reasonable commercial endeavours to obtain in a timely manner), or cause its relevant Subsidiaries to transfer, the Navidad Assets and the Navidad Claims, to Aquiline on an "as is, where is" basis (such that neither IMA nor any of its Subsidiaries makes any representations or warranties in respect of the Trust Assets or the Project Assets) and, in connection therewith, will deliver, or cause its relevant Subsidiaries to deliver, to Aquiline:

                  (a) a certified copy of a resolution of the board of directors of IMA Barbados approving the transfer of the Navidad Assets and the Navidad Claims to Aquiline;

                  (b) copies of geological mapping studies, geological modelling studies, assay results, core samples, proposed drilling programs, geological reports, scoping studies, metallurgical studies, reports and studies prepared by third parties with respect to the Project, reports and studies prepared by IMA with respect to the Project and any other documents relating to the Project; and

                  (c) copies of any documents of title evidencing the Navidad Assets.

3. Section 2.2 will be deleted in its entirety and will be replaced with the following language:

                  2.2      TRANSITIONAL MATTERS

                  Notwithstanding   anything   else  to  the  contrary  in  this
                  Agreement, Aquiline hereby acknowledges and agrees that IMA, and/or its Subsidiaries, will retain ownership of:

                  (a) all intellectual property in the name "Inversiones Mineras Argentinas Inc.";

                  (b) all intellectual property in the name "Inversiones Mineras Argentinas S.A."; and

                  (c)      the Shares.

4. Section 2.7(b)(i) will be deleted in its entirety and will be replaced with the following language:

                  (b) IMA Argentina will sign the POA on or prior to the Transfer Date and that such POA shall remain effective notwithstanding the transfer of the Navidad Assets and the Navidad Claims to Aquiline in accordance with Section 2.1;

5. Section 3.1(a) will be deleted in its entirety and will be replaced with the following language:

                  (a) The Trustee hereby declares and agrees, whether itself or through any of its Subsidiaries, to act as trustee of the Trust Assets and to hold and administer the Trust Assets in trust for the use and benefit of the Ultimate Owner, its successors and permitted assigns, subject to the terms and conditions of this Agreement, such trust to constitute the trust (the "TRUST") hereunder. The appointment of the Trustee hereunder shall be conditional upon the completion of the transfer of the Navidad Assets and the Navidad Claims to the Trustee in accordance with Section 2.1 and effective upon the Transfer Date.

6. Section 3.2(a)(iv) will be deleted in its entirety and will be replaced with the following language:

                  (iv) IMA will fund and have sole control of the Appeal, any Further Appeal Application and Further Appeal on behalf of both itself and, pursuant to the POA, IMA Argentina;

7. References to "Shares" in Sections 3.4 and 3.5 will be replaced by "Navidad Assets and Navidad Claims" and the security interests granted therein in accordance with such Sections shall be amended MUTATIS MUTANDIS to take account of the different nature of such Collateral, including a covenant by the Parties to register all such mortgages or charges as may be required in order to perfect such security interests.

8.       Section 3.5 will be deleted in its entirety.